Exhibit 99.1

SunCar Technology Group Announces Receipt of

Nasdaq Notification Regarding Minimum Bid Price Compliance Deficiency

NEW YORK, July 30, 2026 – SunCar Technology Group Inc. (“SunCar” or the “Company”) (NASDAQ: SDA), a leader in delivering AI-powered B2B auto insurance and services in China, today announced that, on July 27, 2026, the Company received a notification letter (“Nasdaq Notification”) from the Nasdaq Listing Qualifications Department (“Nasdaq”) notifying the Company that its Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), is not in compliance with the minimum bid price requirement from June 10, 2026 through July 24, 2026. As set forth in the Nasdaq Listing Rules 5550(a)(2) (“Nasdaq Listing Rule”), it requires that the closing bid price for the Company’s Ordinary Shares listed on the Nasdaq be maintained at a minimum of $1.00 per share and failure to meet it for 30 consecutive business days constitutes a compliance deficiency.

The notification has no immediate effect on the listing of the Company’s Ordinary Shares on the Nasdaq.

In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until January 25, 2027 (the “Initial Compliance Period”), to regain compliance with the minimum bid price requirement. During this period, the Company’s Ordinary Shares will continue to trade on The Nasdaq Capital Market. In accordance with the Nasdaq Listing Rule 5810(c)(3)(H), if at any time during the Initial Compliance Period, the closing bid price of the Company’s Ordinary Shares is at least $1.00 per share for a minimum of ten consecutive business days, Nasdaq’s staff (the “Staff”) will provide a written notification of compliance notifying that the Company has regained compliance with the minimum bid price requirement.

In the event the Company does not regain compliance by January 25, 2027, it may be eligible for additional time to demonstrate compliance with the bid price requirement pursuant to Nasdaq Listing Rule 5810(c)(3)(A). To qualify for additional time, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement, and to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company meets these requirements, the Staff will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to the Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the Staff will provide notice that its securities will be subject to delisting, in which the Company may appeal any such determination to a Nasdaq hearing panel in accordance with applicable procedures.

In addition, if, during any compliance period specified in the Nasdaq Listing Rule 5810(c)(3)(A)(iii), the Company’s Ordinary Shares have a closing bid price of $0.10 or less for ten consecutive trading days, Nasdaq will issue a Staff Delisting Determination under Rule 5810 with respect to such securities.

The Company intends to monitor the closing bid price of its Ordinary Shares between now and January 25, 2027. In the event that the Company is not eligible for additional time to regain compliance with the Nasdaq requirements toward the end of the Initial Compliance Period, the Company’s board of directors will consider available options to achieve compliance.

About SunCar Technology Group Inc.

Founded in 2007, SunCar is transforming the customer journey for auto insurance and services in China, the world’s largest passenger vehicle market. SunCar develops and operates cloud-based platforms that seamlessly connect drivers with a wide range of auto services and insurance coverage options through a nationwide network of sales partners. As a result, SunCar has established itself as the leader in China in the auto eInsurance market for electric vehicles and the B2B auto services market. The Company’s intelligent cloud platform empowers its enterprise customers to access, manage, and optimize their auto eInsurance and auto service offerings. Through SunCar, drivers gain access to a wide variety of high-quality services from tens of thousands of independent providers, all from a single application. For more information, please visit: https://ir.suncartech.com.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans, and prospects that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. For a detailed discussion of these risks, please refer to the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to update or revise these statements, except as required by law.

Contact Information:

Investor Relations: Mr. Breaux Walker
Email: IR@suncartech.com

Legal: Ms. Li Chen
Email: chenli@suncartech.com

SOURCE: SunCar Technology Group Inc.